FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 31, 2008 regarding announcement on consolidated financial results for the first quarter of fiscal 2008.

2.	Press release dated July 31, 2008 regarding announcement on executive changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 6, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the First Quarter of Fiscal 2008

Tokyo, July 31, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2008, ended June 30, 2008.

Notes:	1.	All figures, except for the outlook for the first half of fiscal 2008, were converted at the rate of 106 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2008.

	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007(A)	2008(B)		2008
1. Revenues	2,476,085	2,543,495	103	23,995
2. Operating income	24,539	77,693	317	733
3. Income before income taxes and minority interests	42,507	83,615	197	789
4. Income before minority interests	9,020	54,380	603	513
5. Net income (loss)	(13,618)	31,557	—	298
6. Net income (loss) per share
Basic	(4.10)	9.49	—	0.09
Diluted	(4.10)	9.08	—	0.09
7. Net income (loss) per ADS (representing 10 shares)
Basic	(41)	95	—	0.90
Diluted	(41)	91	—	0.86

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.

	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

	3.	The figures are for 896 consolidated subsidiaries, including Variable Interest Entities, and 173 equity-method affiliates.

1. Business Results

(1) Summary of Fiscal 2008 First-Quarter Consolidated Business Results

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	2,543.4	3%	23,995
Operating income	77.6	217%	733
Income before income taxes and minority interests	83.6	97%	789
Income before minority interests	54.3	503%	513
Net income	31.5	—	298

During the first quarter, the global economy was affected by soaring crude oil and raw materials prices, in addition to financial market turmoil triggered by the subprime loan problem, coupled with a slowing U.S. economy and the first signs of a slowdown in European Union (EU) economies brought on by the declining U.S. economy. However, despite these less than favorable factors, emerging economies continued to perform strongly, with China maintaining a double-digit rate of economic growth.

The Japanese economy saw increased demand for energy-conserving and environmental-related equipment on the back of rising environmental awareness. On the other hand, however, consumer spending was weak, largely due to higher consumer prices. Corporate capital investment was also lackluster due to further escalation in raw material prices and other factors.

Set against this economic backdrop, Hitachi’s consolidated revenues rose 3% year over year, to 2,543.4 billion yen, mainly due to higher revenues in the Information & Telecommunication Systems and Power & Industrial Systems segments.

Overseas revenues increased 3% year over year, to 1,147.5 billion yen, the result chiefly due to growth in Asia including China and Europe.

Consolidated operating income climbed 217%, to 77.6 billion yen. In addition to a significant increase in earnings in the Information & Telecommunication Systems segment, earnings grew in the Power & Industrial Systems, High Functional Materials & Components, Logistics, Services & Others, and Financial Services segments, and the Digital Media & Consumer Products segment also experienced an improvement in earnings.

Other income declined 3%, to 28.5 billion yen. Meanwhile, other deductions increased 96%, to 22.6 billion yen, principally due to the booking of write down of securities.

As a result, Hitachi recorded income before income taxes and minority interests of 83.6 billion yen, up 97% year over year. After income taxes of 29.2 billion yen, Hitachi posted income before minority interests of 54.3 billion yen, up 503% year over year. After deducting minority interests of 22.8 billion yen, Hitachi recorded net income of 31.5 billion yen.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	593.6	7%	5,600
Operating income	23.5	—	222

This segment recorded revenues of 593.6 billion yen, an increase of 7% year over year. Software and services posted higher revenues, reflecting growth in software sales, centered on middleware, as well as growth in services due to both increased sales in system integration, particularly for financial institutions, and expansion in the outsourcing business. Hardware revenues also rose year over year, the result of higher sales of telecommunications networks and ATMs and steady growth in disk array subsystems.

Segment operating income was 23.5 billion yen, improving 31.8 billion yen from the same period of the previous fiscal year. Earnings in software and services rose year over year due to higher earnings in services, resulting primarily from increased sales and stronger project management initiatives. Hardware moved into the black due to the second successive quarter of profits from HDDs, following the profitable fiscal 2007 fourth quarter, resulting from structural reforms, as well as improved earnings from telecommunications networks.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2008 include operating results of Hitachi GST for the three months ended March 31, 2008.

[Electronic Devices]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	284.5	(2)%	2,684
Operating income	9.6	(4)%	91

Electronic Devices revenues were 284.5 billion yen, down 2% year over year. Although the display business recorded higher revenues on rising demand for small and medium-sized IPS LCDs, overall revenues experienced a decline due to lower revenues at Hitachi High-Technologies Corporation resulting from decreased demand for semiconductor-related production equipment, and the sale of a semiconductor manufacturing subsidiary overseas.

Segment operating income declined 4%, to 9.6 billion yen for the same reasons.

[Power & Industrial Systems]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	817.8	12%	7,716
Operating income	26.2	7%	247

Power & Industrial Systems revenues rose 12%, to 817.8 billion yen. Contributing factors included healthy sales in the power systems business of nuclear power plant equipment in Japan, and coal-fired thermal power plant equipment overseas. The overall segment revenue also reflected strong growth in railway vehicles and systems and elevators and escalators, as well as strong revenue growth at Hitachi Construction Machinery Co., Ltd.

Segment operating income rose 7%, to 26.2 billion yen. Improved earnings were a direct result of increased sales and cost reduction despite the impact of soaring raw materials prices.

[Digital Media & Consumer Products]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	335.5	(7)%	3,165
Operating loss	(13.8)	—	(131)

Digital Media & Consumer Product revenues were 335.5 billion yen, down 7% year over year. While air-conditioning equipment and home appliances recorded higher sales, the lower overall revenues were attributable to lower unit sales of flat-panel TVs accompanying structural reform of this business and the impact of contraction and withdrawal in the projection TV and consumer PC businesses.

The segment recorded an operating loss of 13.8 billion yen, which represented an 8.6 billion yen improvement on the first quarter result in fiscal 2007. One of the main reasons for this improvement was a smaller loss in the flat-panel TV business due to the benefits of business structural reform initiatives.

[High Functional Materials & Components]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	455.6	(1)%	4,299
Operating income	36.0	25%	340

High Functional Materials & Components revenues were essentially unchanged from the same quarter of the previous fiscal year at 455.6 billion yen. Sales growth at Hitachi Metals, Ltd., principally in automotive- and IT-related products, and higher sales at Hitachi Cable, Ltd., mainly from information and telecommunications networking business, were offset by the impact of the sale of a subsidiary at Hitachi Chemical Co., Ltd.

Segment operating income rose 25%, to 36.0 billion yen, due to healthy earnings growth at Hitachi Metals and Hitachi Chemical.

[Logistics, Services & Others]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	292.2	(1)%	2,757
Operating income	3.9	38%	37

Logistics, Services & Others revenues were 292.2 billion yen, almost the same as the first quarter of fiscal 2007. Although Hitachi Transport System, Ltd. recorded firm revenue growth, primarily due to expansion in the third-party logistics solutions business, some overseas sales subsidiaries recorded lower sales.

Segment operating income climbed 38%, to 3.9 billion yen, the result of higher earnings at Hitachi Transport System due to increased sales in the third-party logistics solutions business and improved transportation efficiency.

[Financial Services]

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	92.4	(15)%	872
Operating income	6.4	5%	61

Financial Services revenues were 92.4 billion yen, 15% lower year over year, primarily due to selective order-winning activities and smaller demand in market in leases at Hitachi Capital Corporation.

Segment operating income rose 5% year over year to 6.4 billion yen, mainly due to improved earnings at Hitachi Capital.

(3) Revenues by Market

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,395.9	2%	13,170
Outside Japan	1,147.5	3%	10,826
Asia	527.8	6%	4,980
North America	234.9	(10)%	2,216
Europe	270.1	9%	2,549
Other Areas	114.5	11%	1,080

Revenues in Japan rose 2% year over year, to 1,395.9 billion yen.

Overseas revenues overall rose 3%, to 1,147.5 billion yen primarily due to growth in Europe and Asia, specifically in China and India. As a result, the ratio of overseas revenues to consolidated revenues was 45%, largely unchanged from the first quarter of fiscal 2007.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 19%, to 102.0 billion yen. While Hitachi concentrated investments mainly on manufacturing equipment for automotive systems and construction machinery, the decrease reflected stricter selection of investments.

Depreciation, excluding leasing assets, decreased 7%, to 97.8 billion yen, due mainly to the stricter selection of capital investment.

R&D expenditures, which were used to advance development primarily in power systems equipment for power plants and automotive systems-related areas and high functional materials, were largely unchanged at 98.5 billion yen, and corresponded to 3.9% of consolidated revenues.

2. Financial Position

(1) Financial Position

	Three months ended June 30, 2008
	Yen (billions)	Change from March 31, 2008	U.S. dollars (millions)
Total assets	10,511.9	(18.8)	99,169
Total liabilities	7,167.2	(50.4)	67,615
Interest-bearing debt	2,606.7	75.1	24,591
Minority interests	1,156.1	13.6	10,907
Stockholders’ equity	2,188.5	17.9	20,647
Stockholders’ equity ratio	20.8%	0.2 point increase	—
D/E ratio (including minority interests)	0.78 times	0.02 point increase	—

Total assets as of June 30, 2008 were 10,511.9 billion yen, a decrease of 18.8 billion yen from March 31, 2008. Interest-bearing debt increased 75.1 billion yen to 2,606.7 billion yen due to an increase in short-term debt for seasonal reasons such as increased inventory. Stockholders’ equity increased 17.9 billion yen from March 31, 2008 to 2,188.5 billion yen due to the improved first-quarter net income result. As a result, the stockholders’ equity ratio increased by 0.2 of a point to 20.8%. The debt-to-equity ratio (including minority interests) was 0.78, up 0.02 of a point from March 31, 2008.

(2) Cash Flows

	Three months ended June 30, 2008
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	51.8	(90.2)	489
Cash flows from investing activities	(149.5)	122.6	(1,411)
Free cash flows	(97.7)	32.3	(922)
Cash flows from financing activities	55.6	(115.7)	525

Operating activities provided net cash of 51.8 billion yen, a decrease of 90.2 billion yen from the cash provided in the first quarter of the previous fiscal year. The decrease was primarily due to smaller cash in-flows from large transaction related to thermal and nuclear power plants in the first quarter of fiscal 2007.

Investing activities used net cash of 149.5 billion yen, 122.6 billion yen less than in the first quarter of fiscal 2007, reflecting stricter selection of investments, including property, plant and equipment and share purchases.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 97.7 billion yen, which was improved by 32.3 billion yen year on year.

Financing activities provided net cash of 55.6 billion yen, represented by dividends paid and fund raising through bank borrowing. Therefore, cash provided by financing activities was improved by 115.7 billion yen year over year as a result of rising turnover of funds.

The net result of the above items was a decrease of 41.6 billion yen in cash and cash equivalents, to 5,193 billion yen.

3. Outlook for Fiscal 2008

	The first half of fiscal 2008 ending September 30, 2008
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Revenues	5,330.0	1%	53,330
Operating income	125.0	3%	1,350
Income before income taxes and minority interests	103.0	(24)%	1,030
Income before minority interests	60.0	67%	600
Net income	14.0	—	140

	Year ending March 31, 2009
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Revenues	11,100.0	(1)%	111,000
Operating income	380.0	10%	3,800
Income before income taxes and minority interests	330.0	2%	3,300
Income before minority interests	150.0	185%	1,500
Net income	40.0	—	400

Note:	All fiscal 2008 outlook figures were converted using 100 yen to the U.S. dollar, the same rate was used for fiscal 2008 consolidated financial forecast announced on May 13, 2008.

In terms of the overall business environment, the outlook for the global economy continues to be clouded with uncertainty due to turmoil in financial markets sparked by the subprime loan problem, a slowing U.S. economy and concern about a Chinese economic slowdown, stock market sluggishness, other contributing factors. Adding to continued uncertainty are surging crude oil and raw material prices and the yen’s ongoing appreciation.

Under these circumstances, Hitachi is forecasting the results shown above for the first half of fiscal 2008 and fiscal year ending March 31, 2009. These are the same forecasts as those announced with fiscal 2007 consolidated financial results on May 13, 2008.

Projections for the second quarter assume exchange rates of 105 yen to U.S. dollar and 160 yen to the euro.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

-

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007(A)	2008(B)		2008
Revenues	2,476,085	2,543,495	103	23,995
Cost of sales	1,930,046	1,955,935	101	18,452
Selling, general and administrative expenses	521,500	509,867	98	4,810
Operating income	24,539	77,693	317	733
Other income	29,509	28,548	97	269
(Interest and dividends)	11,349	10,939	96	103
(Other)	18,160	17,609	97	166
Other deductions	11,541	22,626	196	213
(Interest charges)	11,236	9,600	85	91
(Other)	305	13,026	—	123
Income before income taxes and minority interests	42,507	83,615	197	789
Income taxes	33,487	29,235	87	276
Income before minority interests	9,020	54,380	603	513
Minority interests	22,638	22,823	101	215
Net income (loss)	(13,618)	31,557	—	298

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2008(A)	As of June 30, 2008(B)	(B)-(A)	As of June 30, 2008
Assets	10,530,847	10,511,959	(18,888)	99,169

Current assets	5,401,755	5,448,902	47,147	51,405
Cash and cash equivalents	560,960	519,345	(41,615)	4,899
Short-term investments	61,289	62,220	931	587
Trade receivables (Notes and Accounts)	2,529,785	2,387,990	(141,795)	22,528
Investments in leases	136,119	169,779	33,660	1,602
Inventories	1,441,024	1,617,432	176,408	15,259
Other current assets	672,578	692,136	19,558	6,530

Investments and advances	1,042,657	1,012,248	(30,409)	9,550

Property, plant and equipment	2,653,918	2,527,155	(126,763)	23,841

Other assets	1,432,517	1,523,654	91,137	14,374

Liabilities, Minority interests and Stockholders’ equity	10,530,847	10,511,959	(18,888)	99,169

Current liabilities	4,752,899	4,745,356	(7,543)	44,768
Short-term debt and current portion of long-term debt	1,109,899	1,193,530	83,631	11,260
Trade payables (Notes and Accounts)	1,667,678	1,474,864	(192,814)	13,914
Other current liabilities	1,975,322	2,076,962	101,640	19,594

Noncurrent liabilities	2,464,828	2,421,879	(42,949)	22,848
Long-term debt	1,421,607	1,413,171	(8,436)	13,332
Other liabilities	1,043,221	1,008,708	(34,513)	9,516

Minority interests	1,142,508	1,156,148	13,640	10,907

Stockholders’ equity	2,170,612	2,188,576	17,964	20,647
Common stock	282,033	282,033	0	2,661
Capital surplus	555,410	555,504	94	5,241
Legal reserve and retained earnings	1,626,497	1,648,157	21,660	15,549
Accumulated other comprehensive loss	(267,198)	(270,792)	(3,594)	(2,555)
(Foreign currency translation adjustments)	(69,222)	(88,113)	(18,891)	(831)
(Pension liability adjustments)	(221,007)	(216,249)	4,758	(2,040)
(Net unrealized holding gain on available-for-sale securities)	22,581	33,271	10,690	314
(Cash flow hedges)	450	299	(151)	3
Treasury stock	(26,130)	(26,326)	(196)	(248)

Consolidated Statements of Cash Flows

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2007	2008	2008
Cash flows from operating activities
Net income (loss)	(13,618)	31,557	298
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	135,713	122,453	1,155
Decrease in receivables and inventories	212,686	83,629	789
Decrease in payables	(84,157)	(157,701)	(1,488)
Other	(108,542)	(28,099)	(265)

Net cash provided by operating activities	142,082	51,839	489
Cash flows from investing activities
(Increase) decrease in short-term investments	4,597	(67)	(1)
Purchase of rental assets and other properties, net	(212,698)	(218,888)	(2,065)
Sales (Purchase) of investments and subsidiaries’ common stock, net	(134,657)	12,017	113
Collection of investments in leases	73,960	79,984	755
Other	(3,403)	(22,636)	(214)

Net cash used in investing activities	(272,201)	(149,590)	(1,411)
Cash flows from financing activities
Increase in interest-bearing debt	191,770	76,222	719
Dividends paid to stockholders	(9,998)	(9,997)	(94)
Dividends paid to minority stockholders of subsidiaries	(11,255)	(12,025)	(113)
Other	876	1,484	14

Net cash provided by financing activities	171,393	55,684	525
Effect of exchange rate changes on cash and cash equivalents	8,494	452	4

Net increase (decrease) in cash and cash equivalents	49,768	(41,615)	(393)
Cash and cash equivalents at beginning of the period	617,866	560,960	5,292

Cash and cash equivalents at end of the period	667,634	519,345	4,899

Segment Information

(1) Industry Segments

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007(A)	2008(B)		2008
Revenues

Information & Telecommunication Systems	554,332	593,601	107	5,600
	20%	21%
Electronic Devices	289,918	284,516	98	2,684
	10%	10%
Power & Industrial Systems	733,504	817,896	112	7,716
	26%	28%
Digital Media & Consumer Products	362,093	335,502	93	3,165
	13%	12%
High Functional Materials & Components	458,735	455,693	99	4,299
	16%	16%
Logistics, Services & Others	294,774	292,247	99	2,757
	11%	10%
Financial Services	108,608	92,402	85	872
	4%	3%
Subtotal	2,801,964	2,871,857	102	27,093
	100%	100%
Eliminations & Corporate Items	(325,879)	(328,362)	—	(3,098)
Total	2,476,085	2,543,495	103	23,995

Operating income (loss)

Information & Telecommunication Systems	(8,357)	23,523	—	222
	(20)%	26%
Electronic Devices	10,032	9,644	96	91
	24%	10%
Power & Industrial Systems	24,470	26,233	107	247
	59%	29%
Digital Media & Consumer Products	(22,490)	(13,888)	—	(131)
	(54)%	(15)%
High Functional Materials & Components	28,845	36,059	125	340
	69%	39%
Logistics, Services & Others	2,829	3,900	138	37
	7%	4%
Financial Services	6,165	6,445	105	61
	15%	7%
Subtotal	41,494	91,916	222	867
	100%	100%
Eliminations & Corporate Items	(16,955)	(14,223)	—	(134)
Total	24,539	77,693	317	733

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007(A)	2008(B)		2008
Japan	1,363,569	1,395,992	102	13,170
	55%	55%
Asia	500,095	527,897	106	4,980
	20%	21%
North America	260,674	234,911	90	2,216
	11%	9%
Europe	248,231	270,177	109	2,549
	10%	11%
Other Areas	103,516	114,518	111	1,080
	4%	4%
Outside Japan	1,112,516	1,147,503	103	10,826
	45%	45%
Total	2,476,085	2,543,495	103	23,995
	100%	100%

###

July 31, 2008

Hitachi, Ltd.

Supplementary Information for the First Quarter ended June 30, 2008

1. Summary (Consolidated basis)

	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Revenues *1	2,476.0	2,543.4	103%
Operating income *1	24.5	77.6	317%
Percentage of revenues	1.0	3.1	—
Income before income taxes and minority interests *1	42.5	83.6	197%
Income before minority interests *1	9.0	54.3	603%
Net income (loss) *1	(13.6)	31.5	—
Average exchange rate (yen / U.S.$)	122	105	—
Net interest and dividends *1	0.1	1.3	—

*1  Billions of yen

	As of March 31, 2008	As of June 30, 2008
Cash & cash equivalents, Short-term investments (billions of yen)	622.2	581.5
Interest-bearing debt (billions of yen)	2,531.5	2,606.7
D/E Ratio *2 (times)	0.76	0.78
Number of employees	389,752	403,131
Japan	251,702	259,007
Overseas	138,050	144,124
Number of consolidated subsidiaries (Including Variable Interest Entities)	910	896
Japan	418	401
Overseas	492	495

*2  Including minority interests

2. Consolidated Overseas Revenues by Industry Segment

	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	223.7	234.6	105%
Electronic Devices	124.3	118.9	96%
Power & Industrial Systems	331.9	357.0	108%
Digital Media & Consumer Products	152.9	152.5	100%
High Functional Materials & Components	156.7	162.2	104%
Logistics, Services & Others	107.5	107.7	100%
Financial Services	15.2	14.2	94%
Total	1,112.5	1,147.5	103%

3. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	28.8	16.9	59%
Electronic Devices	7.3	9.4	129%
Power & Industrial Systems	30.0	37.2	124%
Digital Media & Consumer Products	23.1	14.0	61%
High Functional Materials & Components	30.9	23.5	76%
Logistics, Services & Others	8.7	5.6	65%
Financial Services	132.6	139.1	105%
Eliminations & Corporate Items	(10.7)	(9.4)	—
Total	250.9	236.5	94%
Internal use Assets	125.7	102.0	81%
Leasing Assets	125.2	134.5	107%

4. Consolidated Depreciation by Industry Segment

	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	27.9	26.3	94%
Electronic Devices	10.1	8.2	81%
Power & Industrial Systems	27.0	29.8	110%
Digital Media & Consumer Products	14.5	12.7	88%
High Functional Materials & Components	18.8	17.8	95%
Logistics, Services & Others	6.0	6.3	105%
Financial Services	27.5	20.4	74%
Eliminations & Corporate Items	3.4	0.5	17%
Total	135.7	122.4	90%
Internal use Assets	104.6	97.8	93%
Leasing Assets	31.0	24.6	79%

5. Consolidated R&D Expenditure by Industry Segment

	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	34.9	36.3	104%
Electronic Devices	12.1	9.8	81%
Power & Industrial Systems	24.9	26.5	106%
Digital Media & Consumer Products	9.2	8.0	87%
High Functional Materials & Components	12.4	12.8	103%
Logistics, Services & Others	1.4	1.2	87%
Financial Services	0.3	0.1	33%
Corporate Items	3.4	3.5	102%
Total	99.0	98.5	99%
Percentage of revenues	4.0	3.9	—

6. Information & Telecommunication Systems *3

(1) Revenues and Operating Income (Loss) *4	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Revenues	554.3	593.6	107%
Software & Services	248.1	270.0	109%
Software	36.9	38.1	103%
Services	211.2	231.9	110%
Hardware	306.2	323.6	106%
Storage *5	196.3	194.2	99%
Servers *6	19.1	20.6	108%
PCs *7	11.1	11.2	101%
Telecommunication	25.6	35.0	137%
Others	54.1	62.6	116%
Operating income (loss)	(8.3)	23.5	—

*3	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2008 include the operating results of Hitachi GST for the three months ended March 31, 2008.

*4	Figures for each product exclude intra-segment transactions.

*5	Figures for Storage include disk array subsystems, hard disk drives, etc.

*6	Figures for Servers include general-purpose computers, UNIX servers, etc.

*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)	(Billions of yen)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Revenues	83.0	85.0	102%

(3) Hard Disk Drives *8 *9

Period recorded for consolidated accounting purposes	2007			2008
	Three months ended June 30	Three months ended September 30	Six months ended September 30	Three months ended June 30		Three months ending September 30		Six months ending September 30
	(A)	(B)	(C)	(D)	(D)/(A)X100	(E) (Preliminary)	(E)/(B)X100	(F) (Preliminary)	(F)/(C)X100
Shipment Period	Jan. 2007 to Mar. 2007	Apr. 2007 to Jun. 2007	Jan. 2007 to Jun. 2007	Jan. 2008 to Mar. 2008		Apr. 2008 to Jun. 2008		Jan. 2008 to Jun. 2008
Revenues
Billions of yen	151.0	147.8	298.7	146.9	97%	150.7	102%	297.6	100%
Millions of U.S. dollars	1,264	1,215	2,479	1,415	112%	1,430	118%	2,845	115%
Operating income(loss)
Billions of yen	(18.0)	(21.1)	(38.9)	6.7	—	5.6	—	12.4	—
Millions of U.S. dollars	(150)	(174)	(323)	65	—	53	—	118	—
Shipments (thousand units) *10	19,500	20,200	39,700	21,100	108%	22,000	109%	43,100	108%
Consumer and Commercial
2.5-inch *11	10,100	10,200	20,300	10,500	104%	11,000	109%	21,500	106%
3.5-inch *12	7,900	8,600	16,500	9,000	114%	9,000	104%	18,000	109%
Servers *13	1,200	1,100	2,300	1,400	119%	1,600	144%	2,900	131%
Emerging *14	330	340	670	180	56%	380	113%	570	85%

*8	Figures include intra-segment transactions.

*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

*11	Note-PCs, consumer electronics applications(2.5-inch), etc.

*12	Desktop-PCs, consumer electronics applications (3.5-inch), etc.

*13	Disk array subsystems, servers (3.5-inch), etc.

*14	Automotive (2.5-inch), etc.

7. Digital Media

Shipments of Main Products *15

	(Thousand units)
	Three months ended June 30
	2007	2008
	(A)	(B)	(B)/(A)X100
Optical Disk Drives *16	20,500	21,000	102%
Plasma TVs *17	180	180	100%
LCD TVs	130	170	131%

*15	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.

*16	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2008 include the operating results of HLDS for the three months ended March 31, 2008.

*17	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, July 31, 2008 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on September 1, 2008.

1. New Executive Officers [Effective September 1, 2008]

Taiji Hasegawa

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Automotive Systems Business and Procurement

Current Position: Chairman, Hitachi Automotive Products (USA), Inc.

2. Change of Position [Effective September 1, 2008]

Kunihiko Ohnuma

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), President & Chief Executive Officer of Consumer Business Group

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business) and Procurement, President & Chief Executive Officer of Consumer Business Group

Masao Hisada

New Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

Current Position: Vice President and Executive Officer, General Manager of Corporate Procurement Division, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

<Reference>

Executive Officers [Effective September 1, 2008]

(a) New Executive Officer

Kazuo Furukawa	Representative Executive Officer, President, General Manager of Supervisory Office for MONOZUKURI

Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Quality Assurance and Production Technology,

General Manager of Supervisory Office for Power Systems, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business) and Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), President & Chief Executive Officer of Consumer Business Group

Junzo Kawakami

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Manabu Shinomoto

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business) and Information Systems, President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Masahiro Hayashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Sales, Global Group Management and Corporate Export Regulation,

General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

Naoya Takahashi

Senior Vice President and Executive Officer,

Executive Vice President of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business Information & Telecommunication Systems Group

(a) Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Automotive Systems Business and Procurement

Minoru Tsukada	Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology and Power Technology

Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division

Koji Tanaka	Vice President and Executive Officer, General Manager of Hitachi Works, Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

Hitoshi Isa	Vice President and Executive Officer, Vice President of Power Systems Group

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Power & Industrial Systems Business Administration Division and Supervisory Office for Transportation Systems

Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Junzo Nakajima	Vice President and Executive Officer, Executive Vice President and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Mitsuo Yamaguchi	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Kazuhiro Tachibana	Vice President and Executive Officer, Executive Vice President of Consumer Business Group

Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Eiji Takeda	Vice President and Executive Officer, General Manager of Research & Development Group and Semiconductor Business Division

Takao Koyama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Kansai Area Operation

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit,

General Manager of Legal Division, Compliance Division and Centennial Project Division

Masao Hisada	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

Koushi Nagano	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

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